[LATHAM & WATKINS LLP LETTERHEAD]





February 3, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:      Ligand Pharmaceuticals, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2004
         Filed November 18, 2005
         File No. 000-20720

Dear Mr. Rosenberg,

This letter is in response to your letter dated January 24, 2006 regarding the above reference filing. In your letter, you asked the following questions in connection with the company's above referenced filings. For your convenience, we have reiterated the staff's comments below.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

NET PRODUCT SALES, ALLOWANCE FOR RETURN LOSSES, ONTAK END-CUSTOMER RETURNS, MEDICAID REBATES, GOVERNMENT CHARGEBACKS, MANAGED HEALTH CARE REBATES AND OTHER CONTRACT DISCOUNTS, PAGES 118 AND 119

1. We have referred to your December 31, 2004 Form 10-K filed on November 18, 2005 solely to evaluate your compliance with comment 1 of our December 14, 2004 comment letter and the related verbal comment issued on February 11, 2005 and have not otherwise reviewed your filing. Please expand your critical accounting estimate disclosure for each of the captions listed above on pages 118 and 119 to address the following:

         o Augment your assertion that amounts "may be materially different than our estimates" by quantifying the reasonably likely effect of changes in these estimates on your results of operations and financial position. If you are unable to quantify the reasonably likely effect, please disclose this fact. In addition, clarify on pages 103 and 104 whether the impact of a 20% variance on your estimated Medicaid and managed care contract rebate accruals for AVINZA and a 20% variance to your Medicaid rebate and estimated chargeback accruals for ONTAK is reasonably likely. We believe that a meaningful

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February 3, 2006
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LATHAM & WATKINS LLP

                  sensitivity analysis should be based on reasonably ikely changes and not on hypothetical changes. Please review your analysis accordingly.

RESPONSE:

For the Company's allowances for ONTAK end-customer returns, government chargebacks and other discounts, the Company believes that the reasonably likely effect of changes in estimates on its results of operations and financial position would not be material. This assessment is based on the Company's experience, the nature of the activity for each account and the materiality of such accounts. By way of reference, the balances of the ONTAK end-customer returns and the government chargebacks reserve accounts as of December 31, 2004 were approximately $2.0 million and $0.5 million, respectively. Disclosure to this effect will be added to the applicable sections of the critical accounting estimates section of the MD&A. I have attached as Exhibit A exemplary language for this disclosure.

With respect to this additional disclosure, as you know, the Company has a currently pending S-1 registration statement before the Commission. The Company respectfully requests that this enhanced disclosure, and other enhanced disclosure discussed in this letter, be included in the S-1 and future Forms 10-K, including the upcoming 2005 Form 10-K, rather than amending its 2004 Form 10-K. The Company respectfully submits that because the new disclosure can be easily and quickly added to the pending S-1 this is the most expedient and least confusing way to get this information in the hands of investors. Moreover, since the Company will additionally include the new disclosures in its 2005 Form 10-K due to be filed in a little over a month, there would be little if any incremental benefit to investors in amending the Company's 2004 Form 10-K.

Due to the inherent difficulties in predicting the impact of rapidly evolving Medicaid, Medicare, and other federal and state government programs, however, the Company believes that it is not in a position to accurately quantify the reasonably likely effect on its results of operations and financial position of changes in estimates related to provisions for Medicaid and managed care rebates. Similarly, due to the difficulty in predicting potential changes to losses to be incurred on returns as a result of price changes (given the difficulty in predicting future prescription levels and wholesaler inventory practices, among other factors), the Company does not believe that it is in a position to accurately quantify the reasonably likely effect of changes to the allowance for return losses. Accordingly, disclosure will be added to the critical accounting estimate section of the MD&A in the Form S-1 and the Company's 2005 10-K to discuss each of these limitations. In addition, while the Company cannot quantify the reasonably likely effect, it believes that providing the reader with a reference point of the potential impact of changes to its estimates is useful. Accordingly, the Company will revise its disclosure to note the impact of a 10-20% variance solely for reference purposes. Please see Exhibit A for exemplary disclosure.


o We note your schedule on page 187 for the allowances for loss on returns, rebates, chargebacks and other discounts, ONTAK end-customer and Panretin returns. Please reference this schedule in your critical accounting estimate section of the MD&A. In addition, please provide separate line items in your schedule for the provision for sales made in the current period and the provision for sales made in prior periods. In your Results of Operations MD&A discussion, please quantify and discuss the effects that changes in estimates for these accruals had for each period presented. If you are unable to determine changes in estimates for each period, disclose this fact and explain in the disclosure why management believes the financial statements are fairly stated.
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LATHAM & WATKINS LLP



RESPONSE:

In its Form S-1 and all future filings of its Form 10-K beginning with the 2005 Form 10-K, the Company will also include the schedule of allowances for loss on returns, rebates, chargebacks and other discounts, ONTAK end-customer and Panretin returns, which now appears on page 187, in the critical accounting estimate section of the MD&A. In regard to that portion of the comment relating to separate line item disclosure for current sales and prior sales, however, please note that the provisions for sales for 2004, 2003, and 2002 were restated to conform to the Company's restated sell-through revenue recognition methodology. Based on the timing of the completion of the restatement and therefore the ability to look back and specifically identify actual expenses to the product sales that were recognized on the restated sell-through basis, the recorded provisions represent the actual expenses incurred in each of the respective periods. Accordingly, the amounts presented do not include changes in estimates.

As noted above, the schedule of allowances is included in the S-1 and will be included in the critical accounting estimates section of the MD&A of all future Form 10-K filings beginning with the Company's 2005 Form 10-K. Additionally, if they are material, the Company will add separate line items for the provision for sales made in the current period and the provision for sales made in prior periods for those accounts for which data is available (specifically, Medicaid rebates, chargebacks, managed care rebates and other discounts).

However, for ONTAK end-customer returns and for losses on returns due to changes in prices, Ligand, as noted in the Company's response letter dated January 27, 2005, is unable to precisely correlate returns or credit activity by lot (i.e. expiration) during any one reporting period to product sales by lot in that or any other reporting period due to the fact that sales recognized for any individual lot may span several reporting periods. Likewise the return of units of any lot may occur during the same reporting period in which the sales were recognized or span several reporting periods.

In this context it is important to note that the Company's revenue recognition policy for ONTAK is now based on the sell-through methodology whereby revenue is recognized upon shipment of product from the Company's wholesaler customers to end-users of ONTAK. When determining its estimates for ONTAK end-user returns, the Company uses all available information including historical returns data which has been a relatively small number of units and in terms of activity fairly consistent over the last five years. By way of reference, the Company's reserve for ONTAK end-customer returns as of December 31, 2004 was approximately $2.0 million. Accordingly, the Company believes it has sufficient information and therefore the ability to make reasonable estimates of the provision for ONTAK end-customer returns for each reporting period.

The allowance for return losses represents an estimate of the Company's liability for product that may be returned from the Company's wholesalers at a selling price which is greater than the price at which the product was shipped to the wholesaler due to subsequent price increases. It is important to note that this account is specific to and represents a specialized component of the Company's sell-through revenue recognition method although it is not directly linked to revenue recognition. This is because the product for which the return loss is determined is product that has not sold-through the distribution channel and therefore has not been recognized as revenue. Again, when determining its estimate of the allowance for loss on returns, the Company uses all available information including actual returns experience on a lot by lot basis. Accordingly, the Company believes it has sufficient information and therefore the ability to make reasonable estimates of the provision for return losses for each reporting period.

Therefore, in response to the Staff's comment, in future filings beginning with its 2005 Form 10-K, the Company will quantify and discuss the effects of any material changes to its assumptions and estimates in

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February 3, 2006
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LATHAM & WATKINS LLP

the Results of Operations MD&A discussion. In addition, for those accounts for which the Company can identify changes in estimates by period, any such material changes will likewise be discussed in the Results of Operations MD&A discussion.


o Discuss in your Results of Operations MD&A discussion the reasons for year-to-year fluctuations in the provisions for each item, particularly the provision for Medicare rebates that increased from $511,000 in 2002 to $14,430,000 in 2004 and the provision for managed care rebates and other contract discounts that increased from $34,000 in 2002 to $5,773,000 in 2004.




RESPONSE:

The provision for Medicaid rebates and the provision for managed care rebates primarily relate to the product AVINZA. Reference is made to the discussion in the second paragraph on page 103 which clarifies the factors that negatively impacted AVINZA sales. Additionally, the provision for chargebacks primarily relates to the product ONTAK and is discussed in the carryover paragraph on page
104. The applicable discussions in the Form S-1 will provide an appropriate cross reference to the table that will be included, as discussed above, in the MD&A (and which now appears on page 187). As applicable, the 2005 Form 10-K will provide similar disclosure.


                                     * * * *

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 202-637-2242.



                                        Very truly yours,

                                        /s/ John Huber

                                        John Huber
                                        Latham & Watkins LLP



cc:      Lisa Vanjoske
         Dana Hartz


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                                    EXHIBIT A

THE FOLLOWING IS AN EXCERPT FROM THE COMPANY'S MOST RECENT CRITICAL ACCOUNTING POLICIES DISCLOSURE IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" MARKED TO SHOW CHANGES IN RESPONSE TO STAFF COMMENTS. THIS EXHIBIT AND THE CHANGES MARKED REPRESENT SAMPLE DISCLOSURES ONLY AND ARE NOT TO BE CONSTRUED OR RELIED UPON AS ACTUAL DISCLOSURES OF THE COMPANY.

ALLOWANCE FOR RETURN LOSSES
    Product sales are also net of adjustments for losses resulting from price increases the Company may experience on product returns from its wholesaler customers. Our policy for returns allows customers, primarily wholesale distributors, to return our oncology products three months prior to and six months after expiration. For ONTAK, customers are generally allowed to return product in exchange for replacement ONTAK vials. Our policy for returns of AVINZA allows customers to return the product six months prior to and six months after expiration. Upon an announced price increase, typically in the quarter prior to when a price increase becomes effective, the Company revalues its estimate of deferred product revenue to be returned to recognize the potential higher credit a wholesaler may take upon product return determined as the difference between the new price and the previous price used to value the allowance. Due to estimates and assumptions inherent in determining the amount of return losses, the actual amount of product returns may be materially different from our estimates. IN ADDITION, BECAUSE OF THE INHERENT DIFFICULTIES OF PREDICTING POSSIBLE CHANGES TO THE ESTIMATES AND ASSUMPTIONS USED TO DETERMINE LOSSES TO BE INCURRED ON RETURNS FROM PRICE CHANGES DUE TO, AMONG OTHER FACTORS, CHANGES IN FUTURE PRESCRIPTION LEVELS AND WHOLESALER INVENTORY PRACTICES, WE ARE UNABLE TO QUANTIFY AN ESTIMATE OF THE REASONABLY LIKELY EFFECT OF ANY SUCH CHANGES ON OUR RESULTS OF OPERATIONS OR FINANCIAL POSITION. FOR REFERENCE PURPOSES, A 10% - 20% VARIANCE TO OUR ESTIMATED ALLOWANCE FOR RETURNS LOSSES WOULD RESULT IN A $___ TO $___ ADJUSTMENT TO NET PRODUCT SALES.


ONTAK END-CUSTOMER RETURNS
    Under the sell-through method of revenue recognition, the estimate of product returns from the wholesalers does not result in a gross to net sales adjustment since the shipment of product to the wholesalers does not result in revenue recognition. For ONTAK, revenue is recognized when product is shipped from wholesalers to end-customers, primarily hospitals and clinics that have the capability to administer the product to patients. These customers have the right to return expired product to the wholesaler who in turn can return the product to the Company. In accordance with SFAS 48, we record a return provision upon sell-through of ONTAK by establishing a reserve in an amount equal to our estimate of sales recorded but for which the related products are expected to be returned by the end customer. We determine our estimate of the sales return accrual based on historical experience. Due to the estimates and assumptions inherent in determining the amount of ONTAK end-customer returns, the actual amount of product returns may be materially different from our estimates. BASED ON THE COMPANY'S EXPERIENCE WITH RETURNS OF ONTAK FROM END-CUSTOMERS, HOWEVER, WE DO NOT BELIEVE THAT A MATERIAL CHANGE TO OUR ESTIMATED ALLOWANCE FOR ONTAK END-CUSTOMER RETURNS IS REASONABLY LIKELY.

MEDICAID REBATES
    Our products are subject to state government-managed Medicaid programs whereby discounts and rebates are provided to participating state governments. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to sales recognized in that period. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, as well as current and historical prescription activity provided by external sources, current contract prices and any expected contract changes. We additionally consider any legal interpretations of the applicable laws related to Medicaid and qualifying federal and state government programs and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We adjust the accrual periodically throughout each period to reflect actual experience, expected changes in future prescription volumes and any changes in business circumstances or trends. Due to estimates and assumptions inherent in determining the amount of rebates, the actual amount of claims for rebates may be materially different from our estimates. IN ADDITION, BECAUSE OF THE INHERENT DIFFICULTIES OF PREDICTING THE IMPACT ON OUR ESTIMATES AND ASSUMPTIONS OF RAPIDLY EVOLVING STATE MEDICAID PROGRAMS AND REGULATIONS, WE ARE UNABLE TO QUANTIFY AN ESTIMATE OF THE REASONABLY LIKELY EFFECT OF ANY SUCH CHANGES ON OUR RESULTS OF OPERATIONS OR FINANCIAL POSITION. FOR REFERENCE PURPOSES, A 10% - 20%

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VARIANCE TO OUR ESTIMATED ALLOWANCE FOR STATE MEDICAID REBATES WOULD RESULT IN
A $___ TO $___ ADJUSTMENT TO NET PRODUCT SALES.


GOVERNMENT CHARGEBACKS
   Our products are subject to certain programs with federal government entities and other parties whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower vendor price, and the wholesalers charge the difference between their acquisition cost and the lower vendor price back to us. We account for chargebacks by establishing an accrual in an amount equal to our estimate of chargeback claims. We determine our estimate of the chargebacks primarily based on historical experience regarding chargebacks and current contract prices under the vendor programs. We consider vendor payments and our claim processing time lag and adjust the accrual periodically throughout each period to reflect actual experience and any changes in business circumstances or trends. Due to estimates and assumptions inherent in determining the amount of government chargebacks, the actual amount of claims for chargebacks may be materially different from our estimates. BASED ON THE COMPANY'S EXPERIENCE WITH GOVERNMENT CHARGEBACKS, HOWEVER, WE DO NOT BELIEVE THAT A MATERIAL CHANGE TO OUR ESTIMATED ALLOWANCE FOR CHARGEBACKS IS REASONABLY LIKELY.


MANAGED HEALTH CARE REBATES AND OTHER CONTRACT DISCOUNTS
    We offer rebates and discounts to managed health care organizations and to other contract counterparties such as hospitals and group purchasing organizations in the U.S. We account for managed health care rebates and other contract discounts by establishing an accrual in an amount equal to our estimate of managed health care rebates and other contract discounts. We determine our estimate of the managed health care rebates and other contract discounts accrual primarily based on historical experience regarding these rebates and discounts and current contract prices. We also consider the current and historical prescription activity provided by external sources, current contract prices and any expected contract changes and adjust the accrual periodically throughout each period to reflect actual experience and any changes in business circumstances or trends. Due to estimates and assumptions inherent in determining the amount of rebates and contract discounts, the actual amount of claims for rebates and discounts may be materially different from our estimates. IN ADDITION, BECAUSE OF THE INHERENT DIFFICULTIES OF PREDICTING THE IMPACT ON OUR ESTIMATES AND ASSUMPTIONS OF RAPIDLY EVOLVING MANAGED CARE PROGRAMS, WE ARE UNABLE TO QUANTIFY AN ESTIMATE OF THE REASONABLY LIKELY EFFECT OF ANY SUCH CHANGES ON OUR RESULTS OF OPERATIONS OR FINANCIAL POSITION. FOR REFERENCE PURPOSES, A 10% - 20% VARIANCE TO OUR ESTIMATED ALLOWANCE FOR MANAGED HEALTH CARE AND OTHER CONTRACT DISCOUNTS WOULD RESULT IN A $___ TO $___ ADJUSTMENT TO NET PRODUCT SALES.


INVENTORIES
    Our inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. We record reserves for estimated obsolescence to account for unsaleable products including products that are nearing or have reached expiration, and slow-moving inventory. If actual future demand or market conditions are less favorable than our estimates, then additional material inventory write-downs might be required.

ACQUIRED TECHNOLOGY AND PRODUCT RIGHTS
    Acquired technology and product rights represent payments related to our acquisition of ONTAK and license and royalty rights for AVINZA. In accordance with SFAS 142, these payments are amortized on a straight line basis since the pattern in which the economic benefit of these assets are consumed (or otherwise used up) cannot be reliably determined. Accordingly, acquired technology and product rights are amortized on a straight-line basis over 15 years, which approximated the remaining patent life at the time the assets were acquired and represents the period estimated to be benefited. Specifically, we are amortizing the ONTAK asset through June 2014, which is approximate to the expiration date of its U.S. patent of December 2014. The AVINZA asset is being amortized through November 2017, the expiration of its U.S. patent.

IMPAIRMENT OF LONG-LIVED ASSETS
    We review long-lived assets, including acquired technology and product rights and property and equipment, during the fourth quarter of each year, or whenever events or circumstances indicate that the carrying amount of the assets may not be fully recoverable. We measure the recoverability of assets to be held and used by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair value of our long-lived assets are determined using the expected cash flows discounted at a rate commensurate with the risk involved. Assumptions and estimates used in the evaluation of

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impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods.
    We believe that the future cash flows to be received from our long-lived assets will exceed the assets' carrying value, and accordingly have not recorded any impairment losses through December 31, 2004. Our impairment assessment could be impacted by various factors including a more than insignificant disruption of supply, new competing products or technologies that could result in a significant decrease in the demand for or the pricing of our products, regulatory actions that require us to restrict or cease promotion of the products, a product recall to address regulatory issues, and/or patent claims by third parties.

INCOME TAXES
    Income taxes are accounted for under the liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the tax basis of assets or liabilities and their carrying amounts in the consolidated financial statements. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefit or if future deductibility is uncertain. Developing the provision for income taxes requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. Our judgments and tax strategies are subject to audit by various taxing authorities. While we believe we have provided adequately for our income tax liabilities in our consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on our consolidated financial condition and results of operations.

STOCK-BASED COMPENSATION
    We grant stock options to our employees at an exercise price equal to the fair value of the shares at the date of grant and account for these stock option grants in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25") and related interpretations. Under APB 25, when stock options are issued with an exercise price equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized in the statement of operations. Refer to Note 3 of the notes to consolidated financial statements for pro-forma disclosures of the impact on our consolidated financial statements of accounting for stock options under the fair-value requirements of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION.